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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

U.S. Energy Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
902951102
(CUSIP Number)
Henry N. Schneider
530 Park Avenue
New York, New York 10021
(212) 371-0216
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	902951102

1	NAMES OF REPORTING PERSONS Lawrence I. Schneider

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,016,800

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,016,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	902951102

1	NAMES OF REPORTING PERSONS Henry N. Schneider

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		221,037

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		221,037

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	221,037

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	902951102

1	NAMES OF REPORTING PERSONS Rita Schneider

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 9 (the “Amendment”) to Schedule 13D is being filed by Lawrence I. Schneider (“Lawrence”), Rita Schneider (“Rita”) and Henry N. Schneider (“Henry”; together with Rita and Lawrence, referred to collectively as the “Reporting Persons”). Lawrence and Rita are husband and wife and Henry is their adult son who does not share his parents’ household. This Amendment No. 9 is filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons hereby supplement and amend their Schedule 13D, as previously amended, as follows.
Item 1. Security and Issuer
This filing relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of U.S. Energy Systems, Inc. (“US Energy”). The principal executive offices of US Energy are located at 750 Lexington Avenue, New York, New York 10022.
Item 3. Source and Amount of Funds or Other Consideration.
N/A
Item 5. Interest in Securities of the Issuer
Lawrence Schneider sold an aggregate of 1,145,895 shares of Common Stock as indicated in Schedule I annexed hereto.
Rita Schneider sold an aggregate of 467,288 shares of Common Stock as indicated in Schedule II annexed hereto.
Set forth below is information regarding the beneficial ownership of shares of Common Stock by each Reporting Person. Each such person (i) disclaims beneficial ownership of the shares of Common Stock reported as owned by the other Reporting Persons and (ii) can solely direct the disposition of and, except as otherwise expressly indicated in this amendment, has the sole power to vote, the shares of Common Stock reported as beneficially owned by such person.
Lawrence I. Schneider
Lawrence beneficially owns 1,016,800 shares of Common Stock (representing 4.7% of the outstanding shares) represented by options to acquire 1,016,800 shares of Common Stock.

Henry N. Schneider
Henry beneficially owns 471,037 of Common Stock (representing 9.6% of the outstanding shares) as follows: (i) 221,037 shares of Common Stock, and (ii) options to acquire 250,000 shares of Common Stock.
Rita Schneider
Rita beneficially owns no shares of Common Stock.
Reporting Persons
The Reporting Persons may collectively be deemed to beneficially own an aggregate of 1,487,837 shares of Common Stock (representing 6.9% of the outstanding shares) as follows: (i) 221,037 shares of Common Stock and (ii) options to acquire 1,266,800 shares of Common Stock.
Each Reporting Person disclaims any beneficial interest in the shares of Common Stock owned by the other Reporting Persons.
Information Regarding Calculation of Percentage of Ownership
In calculating the percentage ownership noted herein, the Reporting Persons relied on recent filings dated as of June 1, 2007, indicating that the number of outstanding shares is 21,704,236.
Transactions Within the Past 60 Days.
The only transactions effected during the past 60 days with respect to US Energy securities by the Reporting Persons, other than those previous reported, are the transactions described in Schedule I and Schedule II hereto, which Schedule is hereby incorporated by reference. All such transactions were effected on the open market.
Item 7. Exhibits
Not applicable.

SIGNATURES
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about it, her or him is true, complete and correct.
Date: October 8, 2007

Lawrence I. Schneider

Henry N. Schneider

Rita Schneider

SCHEDULE I
Schedule of Transactions by Reporting Persons

	Type of	Number of	Price per share in U.S.
Date	Transaction	Shares	Dollars
9/20/07	Sell	50,000	$0.8005
9/20/07	Sell	25,506	0.9334
9/20/07	Sell	22,411	0.8041
9/21/07	Sell	51,371	0.7089
9/24/07	Sell	116,427	0.5994
9/25/07	Sell	100,000	0.5125
9/25/07	Sell	100,000	0.4693
9/26/07	Sell	100,000	0.4968
9/26/07	Sell	100,000	0.4810
9/27/07	Sell	281,160	0.7037
9/27/07	Sell	100,000	0.7479
9/28/07	Sell	99,020	0.5844

SCHEDULE II
Schedule of Transactions by Reporting Persons

	Type of	Number of	Price per share in U.S.
Date	Transaction	Shares	Dollars
8/8/07	Sell	31,264	$0.9782
8/30/07	Sell	29,313	0.67
9/17/07	Sell	14,900	0.7457
9/19/07	Sell	100,000	1.00
9/19/07	Sell	100,000	1.011
9/19/07	Sell	57,627	1.024
9/19/07	Sell	134,184	0.9114